Filed Pursuant to Rule 253(g)(2)

File No. 024-11056

Supplement No. 1 to Offering Circular dated January 8, 2020

20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

(240) 453-6339; www.2020gene.com

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of 20/20 GeneSystems, Inc. (the “Company”), dated January 8, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

This Supplement includes the attached (i) Press Release issued by the Company on March 18, 2020 (the “Press Release”), and (ii) Current Report on Form 1-U filed with the Securities and Exchange Commission on March 9, 2020.

As stated in the Press Release, the Company will begin taking orders for its CoronaCheck COVID-19 Rapid Antibody Test Kit, which is intended to detect the antibodies in blood that cause COVID-19 and provide results in less than 15 minutes. Although unpredictable at this time, the Company expects any impact on the Company’s operations from this new opportunity to be short term (approximately one to two months), as it will require temporarily redeploying some of its resources that might have otherwise been deployed to marketing its OneTest cancer screening product.

The Company currently has sufficient cash to purchase modest amounts of CoronaCheck COVID-19 Rapid Antibody Test Kits to fulfill orders.  However, if the Company receives requests for larger orders, it could impact cash flow to cover such increases in orders. As a result, the Company may need to raise additional debt or equity capital, and would need to raise the capital faster than it typically would have needed. Due to the unpredictable nature of the coronavirus outbreak, and the growing number of entities entering this market, it is not possible at this time to predict revenues that may be generated from this opportunity.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is March 20, 2020.

Contact: Ron Baker 20/20 BioResponse Phone: 301-785-5185 ron@BioCheckInfo.com	9430 Key West Ave Rockville, Maryland	20/20 BioResponse

Press Release

[Headline]

Rapid Antibody Test Generates Results in under 15 minutes from Blood Drop without Laboratory Equipment or Personnel

March 18, 2020 (Rockville, MD): 20/20 BioResponse, a business unit of 20/20 GeneSystems, Inc. announced today that it will begin taking orders for its CoronaCheck ™ COVID-19 Rapid Antibody Test Kit. (The test is intended to identify persons having an immune response against SARS-CoV-2.) The company’s action follows discussions with officials from the U.S. Food & Drug Administration (FDA) this week after the agency’s March 16 Guidance issued to “expand the number and variety of diagnostic tests” as the “severity and scope of the current COVID-19 situation around the globe necessitates greater testing capacity than is currently available.”

The test kits are rapid chromatographic immunoassays (configured like a home pregnancy test) to detect IgM and IgG antibodies to COVID-19 SARS-CoV-2 in blood, which is the cause of COVID-19. IgM antibody generally begins to rise within 1 week of initial infection. IgG appears about 14 days after infection. According to the March 16 FDA Guidance, antibody blood tests of this nature are “less complex” than the nucleic acid testing that the CDC and laboratories throughout the U.S. have been running since the start of this emergency.

Advantages of these types of tests, approved by the Chinese FDA and compliant with medical device regulations in Europe, include the following:

•	Rapid results (under 15 minutes)
•	Accurate: High sensitivity (~97%) and specificity (~92%)
•	Well-validated on numerous cohorts in China
•	CE approved and widely used in many European countries
•	Whole blood testing likely remedies some false negatives inherent in respiratory swab samples
•	Low cost
•	Ease of use; no need for laboratory personnel, equipment or sample transport
•	Can be easily mass produced to over 200,000 per day

CoronaCheck was evaluated in China using 760 clinical samples. In this cohort, 286 samples were confirmed positive. Our manufacturers report a sensitivity of 97.2% and specificity of 92%.

Furthermore, in a soon to be published manuscript from a group of over 20 medical practitioners who were on the front lines fighting the corona virus outbreak in China, (including Wuhan), the physicians concluded that IgM / IgG rapid tests "have great potential benefit for the fast screening of COVID-19 infections and it has already generated tremendous interest and increased clinical usage after a short time testing in Chinese hospitals."

20/20 will immediately make this test available to U.S. based public health providers, hospitals, urgent care centers, and occupational health providers, especially those serving first responders. It will also request from FDA an Emergency Use Authorization to make these kits available to consumers through retail and internet purchase.

Please refer to www.CoronaCheckTest.com for product details, updates, and ordering information. (More than one product configuration may be offered; features and performance may vary slightly among configurations.)

About 20/20 GeneSystems:

20/20 GeneSystems, Inc. (www.2020Gene.com) is a Rockville, MD based company focused on innovative diagnostics and detection products. In addition to the company’s blood tests for early cancer detection (www.OneTestforCancer.com), 20/20 has also commercialized its patented BioCheck® detection kit to help fire departments and other emergency response organizations screen suspicious powders. (www.BioCheckInfo.com).

Important Notice the Regarding Regulation A Offering and Forward-Looking Statements

20/20 is offering securities under a qualified offering statement.  You may obtain a copy of the offering circular that is part of that offering statement through this link.  For more information about 20/20’s securities offering and to learn how to invest visit https://www.startengine.com/2020-gene-systems.

The information set forth in this document includes statements, estimates and projections with respect to our anticipated future performance and other forward-looking statements, which are subject to risks, uncertainties and assumptions. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “future” or “continue”, the negative of these terms and other comparable terminology. Such forward-looking statements are based on current plans, estimates and expectations and are made pursuant to the Private Securities Litigation Reform Act of 1995. These statements, estimates and projections are based upon various assumptions that we made concerning our anticipated results and industry trends, which may or may not occur.  We are not making any representations as to the accuracy of these statements, estimates or projections.  Our actual performance may be materially different from the statements, estimates or projections set forth below based upon a number of factors, including those contained in the Risk Factor section of the offering circular described above. We are under no duty to update any of these forward-looking statements to conform them to actual results or revised expectations.

20/20 is offering securities using an Offering Statement that has been qualified by the Securities and Exchange Commission under Regulation A. The Offering Statement may be downloaded at the 20/20 offering page at the equity crowdfunding portal https://www.startengine.com/2020-gene-systems.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 9, 2020 (December 29, 2019)

20/20 GENESYSTEMS, INC.
(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850
(Full mailing address of principal executive offices)

(240) 453-6339
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

ITEM 7.	DEPARTURE OF CERTAIN OFFICERS

20/20 GeneSystems, Inc. (the “Company”) elected not to renew the one-year consulting agreement that the Company entered into with David Kratochvil, who served as the Company’s principal financial officer, upon its expiration on December 26, 2019. Mr. Kratochvil’s departure is not the result of any disagreements concerning any matter relating to the Company’s business, finances or reporting.  As of the date of this report, no successor has been appointed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2020	20/20 GENESYSTEMS, INC.

/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer